Harbor View Advisors, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CASH AND CASH EQUIVALENTS	$	63,676
ACCOUNTS RECEIVABLE FROM CUSTOMERS		51,250
PREPAID EXPENSES		23,231
FIXED ASSETS, NET		180,315
	$	318,472

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	22,042
Deferred lease payable		7,844
LEASE COMMITMENT (NOTE 5)		
MEMBER's EQUITY		288,586
	$	318,472

The accompanying notes are an integral part of these financial statements